October 26, 2005

Mr. Murray D. Bradley, Jr.
Secretary-Treasurer and Chief Financial Officer
Ruby Mining Company
3318 Highway 5, No. 504
Douglasville, Georgia 30135-2308

Re:	Ruby Mining Company
		Registration Statement on Form SB-2
      Filed September 26, 2005
	File No. 333-128584

Dear Mr. Bradley:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that your authorized capital stock consists of
100,000,000
shares of common stock of which 44,507,810 are unissued.
However,
you may have up to 127,707,575 shares of common stock outstanding
after this offering.   Thus, it appears that you have registered
27,607,575 shares which are not yet authorized. We note that you anticipate your stockholders to approve an increase of the number of shares of authorized common stock to 350,000,000 at your 2005
Annual
Meeting scheduled for October 31, 2005.  However, it is the
staff`s
position that the filing of a registration constitutes an offer to sell, even though the registration statement is not yet effective. Tell us why you believe that it is appropriate to register an offering of shares that have not yet been authorized.  We may have
additional
comments.
2. You indicate that the opinion of counsel will be filed by amendment. Please note that we will need time to review this document. We may have additional comments.
3. Where appropriate, provide further disclosure regarding the terms
and provisions of the callable secured convertible notes and warrants.
For example, please further emphasize how such a large number of shares with such steep discounts may (1) lead to the sale of potentially controlling amounts of shares; and (2) significantly deflate the market price of your common stock in a few years.
4. Please eliminate all unnecessary redundancy throughout your filing.
For example, you repeat much of your discussion of the terms and provisions of the callable secured convertible notes and warrants in the Prospectus Summary and again on pages 37 - 41.
5. Please ensure that your disclosure is consistent throughout your
filing.  For example, on page 4, you state that the callable secured
convertible notes are convertible into your common stock "at the lower
of (i) $.15 or (ii) 50% of the average of the three lowest
intraday
trading prices...."  However, on page 37, you state that the notes are
convertible "at the lower of (i) $.15 or (ii) 60% of the average of
the three lowest intraday trading prices...."  Please revise to reconcile this discrepancy and any others you may identify in your filing.
Risk Factors, page 8
There are a large number of shares...,page 9

6. Tell us to whom and why you "have an obligation to sell additional
Notes."
Business, page 22
Shipwreck Search and Recovery Permits, page 23
7. You state that you currently hold an exclusive permit from the Government of Jamaica to conduct search and recovery operations on the
Pedro Bank. Please file such permit as an exhibit pursuant to Item
601(10) of Regulation S-K.
Selling Securityholders, page 35

8. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.
9. Please disclose in your table the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Exchange
Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
Plan of Distribution, page 42
10. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.
Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or me at (202)
551-
3740 with any questions. Direct all correspondence to the following
ZIP code:  20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn

            via facsimile
      Steven A. Cunningham, Esq.
            Steven A. Cunningham, P.C.
            (770) 442-2365
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Mr. Murray D. Bradley, Jr.
Ruby Mining Company
October 26, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010